SECURITIES AND EXCHANGE COMMISION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2008

LUMENIS LTD.
(Translation of registrant’s name into English)

Yokneam Industrial Park, P.O.Box 240, Yokneam 20692, Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

1.	Attached hereto as Exhibit 99.1 and incorporated herein is a press release of the Registrant dated November 6, 2008 entitled “Lumenis Introduces Four New Products & Delivery Devices at the 2008 American Academy of Ophthalmology Annual Meeting in Atlanta, Georgia USA”.

2.	The Registrant confirms that all proposals set forth in the Registrant’s Notice of 2008 Annual General Meeting and Proxy Statement, dated October 15, 2008, furnished to the SEC as Exhibit 99.1 to the Registrant’s Report in Form 6-K dated October 15, 2008, were approved at the 2008 Annual General Meeting of Shareholders of the Registrant held on November 23, 2008.

The information set forth in this Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-148460.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMENIS LTD. (Registrant) By: /s/ William Weisel —————————————— William Weisel Vice President, General Counsel & Corporate Secretary

Dated: November 26, 2008